EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	07/26/13
Item IDs	5.02
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	form8-k.htm
	Form 8-K, Election of Jones to CHCO Board
GRAPHIC	chcologo.jpg
	CHCO logo
EX-99.1	ex99-1.htm
	Exhibit 99.1, News Release - Election of Jones to CHCO Board
8-K	submissionpdf.pdf
	Printable copy, Form 8-K & Press Release, Election of Jones to CHCO Board

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
July 26, 2013



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
¨ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

On July 26, 2013, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing election of J. Thomas Jones to its Board of Directors. Mr. Jones is President and Chief Executive Officer of West Virginia United Health System, which is the largest healthcare system in West Virginia.

Compensatory arrangements for Mr. Jones will be consistent with the previously disclosed standard arrangements for non-employee directors of the Company, as described on page 12 of the Company's proxy statement for its 2013 annual meeting of shareholders filed with the Commission on March 22, 2013, which disclosure is incorporated herein by reference.

Mr. Jones has yet to be appointed to any committees of the Company.

City National Bank of West Virginia, a Company affiliate, also elected Mr. Jones to its Board of Directors at their meeting held on July 24, 2013.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   News Release issued July 26, 2013

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>July 29, 2013</u>   **City Holding Company**

By: /s/ David L. Bumgarner
_____
David L. Bumgarner
Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

For Immediate Release
July 26, 2013

For Further Information Contact:
Charles R. Hageboeck, Chief Executive Officer and President
(304) 769-1102

City Holding Company Elects J. Thomas Jones to Board of Directors

Charleston, West Virginia – City Holding Company, "the Company" (NASDAQ:CHCO), has elected J. Thomas Jones, age 63, to its Board of Directors, increasing the number of directors of the Company from 12 to 13. Jones, President and Chief Executive Officer of West Virginia United Health System, which is the largest healthcare system in West Virginia, was unanimously recommended by the Board's Governance and Nominating Committee, based upon his qualifications and business experience.

"Tom represents a wonderful addition to the City Holding Board of Directors," said Charles Hageboeck, President and Chief Executive Officer of City Holding. "His varied business experience combined with his knowledge of our markets and his strong record of civic involvement, make him a highly qualified addition to our board."

Jones holds a bachelor's degree in business administration from West Virginia University and a master's degree in hospital administration from the University of Minnesota. He currently serves as the chairman of the West Virginia Chamber of Commerce, a member of the West Virginia Hospital Association Board of Trustees and a fellow of the American College of Healthcare Executives. In addition, Mr. Jones serves on the Boards of Directors of Arch Coal, Inc. and Premier, Inc, a for profit company owned by 200 non-profit hospitals/health systems. Mr. Jones was honored in 2012 by becoming a member of the West Virginia University Business Hall of Fame and was named one of the 10 Most Influential business Leaders in West Virginia by WV Executive Magazine in 2010.

The Board of Directors will recommend Mr. Jones as a Class I director (whose terms shall expire at the annual meeting of the shareholders in 2015) for shareholder approval in the election of directors scheduled for April 26, 2014. City National Bank of West Virginia, a Company affiliate, also elected Jones to its board of directors on Wednesday, July 24, increasing the number of bank directors from 12 to 13.

City Holding Company is a $3.4 billion bank holding Company headquartered in Charleston, WV. City Holding Company is the parent company of City National Bank of West Virginia. City National operates 83 branches across West Virginia, Virginia, Kentucky and Ohio.